July 7, 2009
VIA OVERNIGHT DELIVERY AND EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Karen Garnett

Re:	Galiot Capital Corporation
Form S-11
File No. 333-149673
Dear Ms. Garnett:
Pursuant to Rule 477 of the Securities Act of 1933, Galiot Capital Corporation hereby requests the withdrawal of its Form S-11 Registration Statement, File No. 333-149673, effective immediately. The company has determined not to proceed with an initial public offering at this time. No securities were sold pursuant to the Registration Statement.
Please do not hesitate to contact our counsel Kathleen L. Werner of Clifford Chance US LLP at 212-878-8526 with any questions.
GALIOT CAPITAL CORPORATION

/s/ Robin Meister
Robin Meister Chief Legal Officer